6

               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 1) *


                Paradigm Medical Industries, Inc.
               -----------------------------------
                        (Name of Issuer)


             Common Stock, par value $.001 per share
             --------------------------------------
                 (Title of Class of Securities)


                            69900Q108
                         --------------
                         (CUSIP Number)


                        December 31, 2000
     ------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( )  Rule 13d-1(b)
(x)  Rule 13d-1(c)
( )  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
CUSIP No.  69900Q108

------------------------------------------------------------
1) NAME OF REPORTING PERSON             Mentor Corporation
   SS. or I.R.S. IDENTIFICAION NO.
   OF ABOVE PERSON                      41-0950791
------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [ ]
------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION            Minnesota
------------------------------------------------------------
NUMBER OF       5)  SOLE VOTING POWER
SHARES        ----------------------------------------------
BENEFICIALLY    6)  SHARED VOTING POWER              485,751
OWNED BY      ----------------------------------------------
EACH            7)  SOLE DISPOSITIVE POWER           485,751
REPORTING     ----------------------------------------------
PERSON WITH     8)  SHARED DISPOSITIVE POWER             -0-
------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED
   BY EACH REPORTING PERSON                          485,751
------------------------------------------------------------
10)  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES                                       [ ]
------------------------------------------------------------
11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    3.9%
------------------------------------------------------------
12) TYPE OF REPORTING PERSON:                             CO
------------------------------------------------------------
Item 1(a).  Name of Issuer:
----------  ---------------

          Paradigm Medical Industries, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
----------  ------------------------------------------------

               1127 West 2320 South, Suite A
               Salt Lake City, Utah  84119


Item 2(a).  Name of Person Filing:
----------  ----------------------

               Mentor Corporation


Item 2(b).  Address of Principal Business Office:
----------  -------------------------------------
               201 Mentor Drive
               Santa Barbara, CA  93111


Item 2(c).  Citizenship:
----------  ------------

               Mentor Corporation is a Minnesota corporation.




Item 2(d).  Title of Class of Securities:
----------  -----------------------------

               Common Stock, par value $.001 per share


Item 2(e).  CUSIP Number:
----------  -------------

               69900Q108

          If this statement is filed pursuant to Rule 13d-1(b) or
          13d-2(b) or (c),
Item 3.    check whether the person filing is a:
-------   -----------------------------------------
(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) [ ] Investment company registered under Section 8 of the Investment Company Act.
(e)  [ ]  An investment advisor in accordance with Rule 13d-
          1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded form the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)  [ ]  Group, in accordance with Rule 13d-1((b)1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this
box           [x].

Item 4.  Ownership.
-------  ---------
(a)  Amount Beneficially Owned:                        485,751
(b)  Percent of Class:                                 3.9%
(c)  Number of Shares to which such person has:
          (i)                               Sole power to vote
          or direct
          the vote:                              ___
          (ii) Shared power to vote or direct
           the vote:                                   ___
          (iii)     Sole power to dispose or to direct
          the deposition of:                           485,751
          (iv) Shared power to dispose or to
          direct the disposition of:                   -0-

Item 5.  Ownership of Five Percent or Less of a Class.
-------  ---------------------------------------------
     If this statement is being filed to report the fact that as of the date of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


         Ownership of More than Five Percent on Behalf of
Item 6.  Another Person
-------  ------------------------------------------------

                    Not Applicable.


         Identification and Classification of the
         Subsidiary Which acquired the Security Being
Item 7.  Reported on By the Parent Holding Company
-------  --------------------------------------------

                    Not Applicable.


               Identification and Classification of Members of
Item 8.  the Group.
-------  ------------------------------------------------

                          Not Applicable.


Item 9.  Notice of Dissolution of the Group.
-------  -----------------------------------

                          Not Applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       MENTOR CORPORATION


Date:  February 13, 2001 /s/CHRISTOPHER J. CONWAY
                         Christopher J. Conway, Chairman
                         Chief Executive Officer and President


Date:  February 13, 2001 /s/ADEL MICHAEL
                         Senior Vice President
                         Chief Financial Officer